UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 6-K
(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015
Commission File Number:  001-13382
KINROSS GOLD CORPORATION
(Translation of registrant’s name into English)

17th Floor, 25 York Street,
Toronto, Ontario  M5J 2V5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ☐                                Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2b:

Explanatory Note:

Kinross Gold Corporation is furnishing this Form 6-K/A in order to re-file and replace Exhibit 99.1 to the Form 6-K of Kinross Gold Corporation furnished to the Securities and Exchange Commission on May 16, 2012 (the “Original Form 6-K”) with SEC Accession No. 0001188112-12-001668.

Shareholder Rights Plan Agreement (the Agreement) dated February 26, 2009 and as amended and restated as of February 15, 2012 was filed under Exhibit 99.1 to the Original Form 6-K. The previously filed Exhibit 99.1 contained a typographical error on page 47 under the heading 5.15 Effective Time. In the 5th line of the third paragraph reference was made to the annual and special meeting of shareholders in 2012 instead of 2009. We are therefore refiling the Agreement to correct this.

INDEX

Table of Contents

SIGNATURES
EXHIBIT INDEX

99.1	Shareholder Rights Plan Agreement dated February 26, 2009 and as amended and restated as of February 15, 2012.

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINROSS GOLD CORPORATION

Signed: //Shelley M. Riley//
Vice President, Office Services and
Corporate Secretary

May 12, 2015